Annual Report 2001

WEST ESSEX BANCORP, INC.

TABLE OF CONTENTS

West Essex Bancorp, Inc. is a $370.8 million savings and loan holding company headquartered in Caldwell, New Jersey. Through its subsidiary, West Essex Bank, the Company operates 8 banking offices in Essex, Morris and Bergen Counties. Founded in 1915, West Essex Bank is a federally-chartered FDIC-insured stock savings bank.

WEST ESSEX BANCORP, INC.
ANNUAL REPORT
PRESIDENT'S MESSAGE

Dear Stockholders,

On behalf of the Board of Directors, management and employees, I am pleased to report on your company and it's accomplishments for the year 2001.

The year 2001 was a difficult and sad year. It began with the Federal Reserve's ambitious reduction of interest rates, which were intended to stimulate the economy. On September 11, 2001, the terrorist attacks on the World Trade Center and Pentagon adversely affected the economy and prompted further Federal Reserve interest rate cuts. The combination of a weak economy and the terrorist attacks, which caused a dramatic loss of life and property, had the effect of further slowing the economic recovery that the Federal Reserve monetary policy had pursued. At year-end, interest rates were at their lowest level since the 1960's. In the aftermath of the tragic attacks, our spirit and our concerns for our fellow man and our country have never been greater. We are rebuilding and we will remain the great nation that we are. Our thoughts and prayers go out to the families of those lost in the tragic attacks and we all salute the uniformed services and volunteers who gave so much and asked so little.

The Bank continues to operate in one of the most competitive banking environments and yet continues to maintain its posture of excellence in customer service with that " hometown touch" so sought after by the banking public.

In the last two years the investing public has begun to focus on industries whose balance sheets are understood and reflect assets, which are the backbone of America. This has encouraged investors to recognize well-managed community banks as a safe and profitable investment.

At our Company, for the third consecutive year net income topped the $3.0 million mark. Loan growth remained strong as the Bank originated in excess of $41.0 million in new loans for the year. Loan originations continue to be an excellent investment vehicle for the Bank and a large contributor to its profitability. Asset quality remains strong as non-performing assets stood at 0.21% of tangible assets and loan loss reserves as a percentage of non-performing assets 173.20%.

Efficiency ratios are an important component when evaluating the health of a Company, as they reflect the efficiency of operations and the operating costs associated with doing business. At the Company, we continually strive to maintain a ratio that produces maximized shareholder value.

During the year, our stock price performed extremely well. The year-end 2001 closing price of $15.25 represented an increase in the share price of 59% for the year. Dividend payments and share repurchases continue to be viewed by the Company as important types of capital management. In 2001 cash dividends increased by 53% and since the first dividend declared in early 1999, cash dividends to minority shareholders have increased by 117%. The Company also continued to use stock repurchases to further manage its capital level. During 2001,stock buybacks totaled 88,500 shares at an average price of $15.59 per share. Management believes that the use of generous dividends and share repurchases have a positive effect on capital and promote increased shareholder value. The Company will continue to review and adjust these strategies in the coming year as market conditions permit.

Additionally, in a further effort to enhance shareholder value and add liquidity to the stock, the Company, on September 28, 2001, announced a 5 for 4 stock split in the form of a twenty five percent (25%) stock dividend to its shareholders of record on October 8, 2001.

The Company's expectation that the elimination of goodwill amortization would produce an increase in 2001 earnings was extinguished when, in June 2001, the Financial Accounting Standards Board released Statement 142, which in essence said that the intangible asset created in branch acquisitions, such as those on the Company's books, was not in fact goodwill and would continue to be amortized. The confusion as to what constitutes goodwill is a FASB matter that is being worked on by their board and is on the FASB agenda for this year. In the meantime, West Essex Bank continues to amortize the goodwill maintained on its balance sheet.

As the year 2002 unfolds, the Company anticipates that its net interest margin will continue to improve. As we continue to fund loan commitments at current market rates and our longer-term deposit liabilities continue to reprice, also at lower rates, we expect the Bank's net interest margin to increase. Additionally, the Company will continue to focus on its efficiency ratio and strive to improve it through expense controls. Efforts will be made to continue to grow non-interest income and transaction-type deposit accounts. Lastly, maximizing shareholder value will continue to be a primary goal of the Company. Profitable growth, generous cash dividends and share repurchases will continue to be the means used by the Company to achieve that goal.

Our Board of Directors, management and staff appreciate your support and your investment in the Company. We remain committed to the needs of our customers and shareholders alike and will continue to strive to be a respected, profitable, efficient and caring community banking institution.

Sincerely yours,

Leopold W. Montanaro
Chairman of the Board, President
and Chief Executive Officer

Selected Consolidated Financial and Other Data

The selected consolidated financial and other data of the Company set forth below is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements of the Company and Notes thereto presented elsewhere in this Annual Report.

	At December 31,				
	2001	2000	1999	1998	1997
			(In Thousands)		
Selected Consolidated Financial Data:					
Total assets	$ 370,764	$ 364,406	$ 348,307	$ 328,609	$ 299,025
Loans receivable, net (1)	165,936	164,038	153,276	140,272	112,735
Securities available-for-sale:					
Investment securities, net	-	2,994	2,924	8,282	7,081
Securities held-to-maturity:					
Investment securities, net	33,169	41,728	41,582	36,873	22,929
Mortgage-backed securities, net	137,328	130,628	121,223	110,376	130,174
Deposits	240,864	237,956	234,978	238,313	238,192
Borrowed money	76,856	62,290	64,340	42,101	30,300
Total stockholders' equity	50,915	49,448	47,110	46,754	29,275

	For the Years Ended December 31,				
	2001	2000	1999	1998	1997
			(In Thousands)		
Selected Operating Data:					
Interest income	$ 23,465	$ 24,102	$ 22,751	$ 21,315	$ 18,116
Interest expense	12,782	13,194	11,860	12,219	9,656
Net interest income	10,683	10,908	10,891	9,096	8,460
(Recapture of) provision for loan losses	-	-	-	(131)	487
Net interest income after Provision for (recapture of) loan losses	10,683	10,908	10,891	9,227	7,973
Non-interest income	687	548	685	529	373
Non-interest expense (2)	6,676	6,401	6,869	7,607	7,173
Income before income taxes (2)	4,694	5,055	4,707	2,149	1,173
Income taxes (2)	1,621	1,775	1,664	752	436
Net income	$ 3,073	$ 3,280	$ 3,043	$ 1,397	$ 737

(continued on next page)

	At or For the Years Ended December 31,				
	2001	2000	1999	1998	1997
Selected Financial Ratios and Other Data:					
Performance Ratios (3):					
Return on average assets (2)	0.86 %	0.93 %	0.89 %	0.44 %	0.29 %
Return on average stockholders' equity (2)	6.12	6.81	6.46	4.10	2.51
Average equity/average assets	14.06	13.70	13.73	10.75	11.55
Interest rate spread (4)	2.38	2.51	2.66	2.48	2.87
Net interest margin (5)	3.11	3.23	3.31	3.01	3.44
Non-interest expenses to average assets (2)	1.87	1.82	2.00	2.40	2.82
Equity to total assets	13.73	13.57	13.53	14.23	9.79
Efficiency ratio (6)	53.66	52.40	54.45	71.41	57.04
Dividend Payout Ratio	75.90	46.98	39.47	-	N/A
Common Share Data:					
Diluted net income per share (7)	$ 0.63	$ 0.68	$ 0.61	$ 0.27	N/A
Book value per share	10.35	12.40	11.62	11.14	N/A
Dividends declared per share (7)	0.49	0.32	0.24	-	N/A
Shares outstanding at year end (thousands)	4,922	3,987	4,054	4,197	N/A
Regulatory Capital Ratios (3):					
Tangible capital	12.11 %	11.24 %	10.69 %	10.44 %	7.98 %
Core capital	12.11	11.24	10.69	10.44	7.98
Risk-based capital	32.35	30.59	28.55	28.81	26.10
Asset Quality Ratios (3):					
Non-performing loans to total assets	0.16 %	0.06 %	0.25 %	0.67 %	0.84 %
Non-performing loans to total loans receivable	0.34	0.12	0.57	1.46	2.16
Non-performing assets to total assets	0.21	0.22	0.51	0.84	1.24
Allowance for loan losses to non-performing loans	235.82	677.75	158.37	78.47	75.19
Average interest-earning assets to average interest-bearing liabilities	119.43	118.37	117.99	112.99	114.39
Net interest income after provision for loan losses to non-interest expenses (2)	160.02	170.41	158.55	121.30	111.15
Number of full-service customer facilities	8	8	8	8	8

(1) The allowance for loan losses at December 31, 2001, 2000, 1999, 1998 and 1997 was $1.4 million, $1.4 million, $1.4 million, $1.7 million and $1.9 million, respectively.

(2) Includes, for the years ended December 31, 2001, 2000, 1999, 1998 and 1997, amortization expense related to the excess of cost over assets acquired from Summit Bank of $593,000, $593,000, $593,000, $593,000, and $1.7 million, respectively, and the related income tax benefit of $213,000, $213,000, $213,000, $213,000 and $627,000, respectively. If excluded, return on average assets, return on average stockholders' equity, non-interest expenses to average assets and net interest income after provision for loan losses to non-interest expense would be 0.97%, 6.88%, 1.70%, and 175.62%, respectively, for the year ended December 31, 2001, 1.04%, 7.60%, 1.65%, and 187.80%, respectively, for the year ended December 31, 2000, 1.00%, 7.26%, 1.83% and 173.53%, respectively, for the year ended December 31, 1999, 0.56%, 5.21%, 2.21% and 131.55%, respectively, for the year ended December 31, 1998 and 0.73%, 6.30%, 2.13% and 146.83%, respectively, for the year ended December 31, 1997.

(3) With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods and are annualized where appropriate.

(4) The interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.

(5) The net interest margin represents net interest income as a percent of average interest-earning assets.

(6) The efficiency ratio represents non-interest expenses, impairment loss and amortization relating to intangible assets, and loss on REO, divided by the sum of net interest and non-interest income excluding income on REO and security gain/loss.

(7) Restated to give retroactive effect to the Company's five-for-four stock split declared on September 28, 2001.

West Essex Bancorp, Inc. ("the Company"), is the stock holding company for West Essex Bank ("the Bank"). The Company is headquartered in Caldwell, New Jersey, and its principal business currently consists of the operations of the Bank. West Essex Bancorp, M.H.C., a mutual holding company formed in connection with the Bank's conversion to stock form and reorganization into the holding company form of organization, which was consummated October 2, 1998, owns 59.7% of the Company's outstanding common stock at December 31, 2001. The Bank's results of operations are dependent primarily on net interest income, which is the difference between the income earned on its loan and securities portfolios and its cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by the Bank's non-interest income and expense. The Bank's non-interest income consists primarily of fees and other service charges. The Bank's non-interest expense principally consists of compensation and employee benefits, office occupancy and equipment expenses, the cost of foreclosed real estate operations, amortization of intangible assets, and other expenses. Results of operations are also significantly affected by general economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies may materially impact the Bank.

Forward-Looking Statements

This Annual Report on Form 10-KSB contains certain forward-looking statements which are based on certain assumptions and describe future plans, strategies and expectations of the Company. These forward-looking statements are generally identified by use of the words "believe", "expect", "intend", "anticipate", "estimate", "project", or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of the Company and the subsidiaries include, but are not limited to, changes in: interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market area and accounting principles and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company does not undertake – and specifically disclaims any obligation – to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Average Balance Sheet

The following table sets forth certain information relating to the Company at December 31, 2001, and for the years ended December 31, 2001 and 2000. The average yields and costs are derived by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the period shown except where noted otherwise and reflect annualized yields and costs. Average balances are derived from average month-end balances except for the average balances of other interest-earning assets and borrowed money, which are derived from average daily balances. Management does not believe that the use of average monthly balances instead of average daily balances has caused any material differences in the information presented. The yields and costs include fees which are considered adjustments to yields. Nonaccrual loans are included in the average balances for loans receivable.

	At December 31, 2001	
	Amount	Yield/ Cost
	(Dollars in Thousands)	
Assets:		
Interest-earning assets:		
Loans receivable	$ 167,299	7.18 %
Mortgage-backed securities	137,328	6.20
Investment securities	33,169	5.79
Other interest-earning assets	19,324	2.30
Total interest-earning assets	357,120	6.41
Allowance for loan losses	(1,363)	
Non-interest-earning assets	15,007	
Total assets	$ 370,764	
Liabilities and Stockholders' Equity:		
Interest-bearing liabilities:		
Interest-bearing deposits:		
Demand deposits	$ 20,957	0.87
Savings and club accounts	56,349	2.00
Certificates of deposit	145,285	4.37
Total interest-bearing deposits	222,591	3.44
Borrowed money	76,856	5.08
Total interest-bearing liabilities	299,447	3.86
Non-interest bearing deposits	18,273	
Other non-interest-bearing liabilities	2,129	
Total liabilities	319,849	
Stockholders' equity	50,915	
Total liabilities and stockholders' equity	$ 370,764	
Interest rate spread		2.55 %
Net interest-earning assets	$ 57,673	
Ratio of average interest-earning assets to average interest-bearing liabilities	1.19x	

	For the Years Ended December 31,					
	2001			2000		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in Thousands)					
Assets:						
Interest-earning assets:						
Loans receivable	$ 169,150	$ 12,465	7.37 %	$ 162,900	$ 12,272	7.53 %
Mortgage-backed securities	123,203	8,141	6.61	122,631	8,287	6.76
Investment securities (1)	34,598	2,221	6.42	44,612	3,083	6.91
Other interest-earning assets	16,452	638	3.88	7,507	460	6.13
Total interest-earning assets	343,403	23,465	6.83	337,650	24,102	7.14
Allowance for loan losses	(1,363)			(1,367)		
Other non-interest-earning assets	15,034			15,465		
Total assets	$ 357,074			$ 351,748		
Liabilities and Stockholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
Demand	$ 19,171	247	1.29 %	$ 20,189	274	1.36 %
Savings and club	54,585	1,100	2.02	54,218	1,109	2.05
Certificates of deposit	147,240	7,701	5.23	145,253	7,973	5.49
Total interest-bearing deposits	220,996	9,048	4.09	219,660	9,356	4.26
Borrowed money	66,532	3,734	5.61	65,592	3,838	5.85
Total interest-bearing liabilities	287,528	12,782	4.45	285,252	13,194	4.63
Non-interest-bearing deposits	17,074			16,347		
Other non-interest-bearing liabilities	2,251			1,976		
Total liabilities	306,853			303,575		
Stockholders' equity	50,221			48,173		
Total liabilities and stockholders' equity	$ 357,074			$ 351,748		
Net interest income/interest rate spread		$ 10,683	2.38 %		$ 10,908	2.51 %
Net interest-earning assets/net yield on interest-earning assets	$ 55,875		3.11 %	$ 52,398		3.23 %
Ratio of interest-earning assets to interest-bearing liabilities	1.19x			1.18x		

(1) Includes available for sale and held to maturity securities.

Rate/Volume Analysis

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated on a proportional basis between changes in rate and volume.

	Year Ended December 31, 2001 Compared to Year Ended December 31, 2000		
	Increase (Decrease) Due to		
	Volume	Rate	Net
	(In Thousands)		
Interest income:			
Loans receivable	$ 460	$ (267)	$ 193
Mortgage-backed securities	39	(185)	(146)
Investment securities	(655)	(207)	(862)
Other interest-earning assets	394	(216)	178
Total	238	(875)	(637)
Interest expense:			
Demand deposits (1)	(13)	(14)	(27)
Savings and club accounts	7	(16)	(9)
Certificates of deposit	108	(380)	(272)
Borrowed money	55	(159)	(104)
Total	157	(569)	(412)
Net change in net interest income	$ 81	$ (306)	$ (225)

(1) Includes NOW and Money Market accounts.

Comparison of Financial Condition at December 31, 2001 and 2000

Total assets were $370.8 million at December 31, 2001, compared to $364.4 million at December 31, 2000, an increase of $6.4 million, or 1.8%. The increase in assets was reflected primarily in federal funds sold and mortgage-backed securities, which increased by $10.5 million and $6.7 million, respectively, and was funded primarily by a decrease in investment securities of $11.6 million. Additionally, funding for asset growth was provided by an increase of $14.6 million in borrowed money, net of a $12.8 million reduction in amounts due to broker.

Cash and cash equivalents, primarily interest-bearing deposits and federal funds sold, increased $8.4 million to $17.3 million at December 31, 2001, from $8.9 million at December 31, 2000. The increase in cash and cash equivalents resulted from the proceeds of called investment securities which have not yet been reinvested.

In the aggregate, mortgage-backed securities and investment securities, including available-for-sale and held-to-maturity issues, totalled $170.5 million at December 31, 2001, a decrease of $4.8 million or 2.7% from $175.3 million at December 31, 2000. Mortgage-backed securities, all of which are held-to-maturity, increased $6.7 million or 5.1% to $137.3 million at December 31, 2001, from $130.6 million at December 31, 2000, due to purchases exceeding repayments. Investment securities held-to-maturity decreased $8.5 million or 20.4% to $33.2 million at December 31, 2001 from $41.7 million at December 31, 2000, due to calls of such securities exceeding purchases. Securities available for sale, which totalled $3.0 million at December 31, 2000, were fully liquidated by sales of $2.0 million and a call of $1.0 million. At December 31, 2001, 68.1% of the investment securities consisted of U.S. Government and Agency obligations, while 82.5% of the mortgage-backed securities portfolio consisted of Fannie Mae ("FNMA"), Freddie Mac ("FHLMC") and Ginnie Mae ("GNMA") issues. Investment securities held-to-maturity consisted of $493,000 of U.S. Treasury notes, $22.1 million of U.S. Government Agency notes, $10.0 million in trust preferred securities and $584,000 in municipal obligations.

Loans receivable increased $1.9 million or 1.2% to $165.9 million at December 31, 2001, from $164.0 million at December 31, 2000. At December 31, 2001, 83.7% of the outstanding balance of loans in the portfolio consisted of one-to four-family real estate related loans, compared to 84.2% at December 31, 2000.

Deposits totalled $240.9 million at December 31, 2001, an increase of $2.9 million or 1.2% from the $238.0 million balance at December 31, 2000.

Borrowed money increased $14.6 million or 23.4% to $76.9 million at December 31, 2001, as compared to $62.3 million at December 31, 2000. During the year ended December 31, 2001, short-term borrowings increased $7.1 million to $15.0 million, with an average cost of 2.86% at year end, while long-term debt increased $7.5 million to $61.9 million, the result of a new borrowing of $10.0 million with a 10 year maturity and an interest rate of 5.40% and the repayment of long-term debt totalling $2.5 million. The increase in borrowed money was primarily used to finance purchases of mortgage-backed securities.

Stockholders' equity increased $1.5 million or 3.0%, to $50.9 million at December 31, 2001, from $49.4 million at the prior year end. During 2001, net income of $3.1 million was partially offset by $1.4 million in treasury stock acquisitions and $893,000 in dividends declared to stockholders. The treasury stock acquisitions were made in accordance with stock repurchase plans authorized by the Company's Board of Directors. At December 31, 2001, an additional 279,742 shares of Company common stock may be repurchased under these plans.

Comparison of Operating Results for the Years Ended December 31, 2001 and 2000

Net Income. Net income for 2001 was $3.07 million, a decrease of $207,000, or 6.7%, from $3.28 million in 2000. The decrease was primarily the result of a $225,000 decrease in net interest income and a $275,000 increase in total non-interest expense, partially offset by a $139,000 increase in total non-interest income and a $154,000 decrease in income tax expense.

Interest Income. Total interest income decreased $637,000 or 2.6% to $23.5 million for 2001 as compared to $24.1 million for 2000. The decrease was due to a decrease of 31 basis points in the yield earned on interest-earning assets to 6.83% in 2001 from 7.14% in 2000, partially offset by a $5.8 million or 1.7% increase in average interest-earning assets. The increased average balances of earning assets were funded by an increase in average FHLB borrowings.

Interest income on loans during 2001 increased by $193,000, or 1.6%, to $12.5 million when compared to $12.3 million during 2000. The increase was due to a $6.3 million or 3.8% increase in average loans, partially offset by a 16 basis point decrease in the yield earned on loans to 7.37% in 2001 from 7.53% in 2000.

Interest on mortgage-backed securities, all of which are held-to-maturity, decreased $146,000, or 1.8%, during 2001 to $8.14 million compared to $8.29 million for 2000. During the year ended December 31, 2001, the average balance of mortgage-backed securities outstanding increased $572,000, or 0.5%, to $123.2 million when compared to $122.6 million for 2000. The yield earned on the mortgage-backed securities portfolio decreased to 6.61% in 2001 from 6.76% in 2000.

Interest earned on investment securities, including both available-for-sale and held-to-maturity issues, decreased by $862,000, or 28.0%, to $2.2 million for 2001, when compared to $3.1 million for 2000. The decrease resulted from a decrease of $10.0 million, or 22.4%, in the average balance of the investment securities portfolio, along with a decrease of 49 basis points in the yield earned on the investment securities portfolio to 6.42% in 2001 from 6.91% in 2000. During 2001, $22.8 million of investment securities were called in advance of their maturity dates, resulting in the reduced average portfolio balance. A portion of the proceeds of such calls were reinvested in securities of generally lower yield.

Interest on other interest-earning assets totalled $638,000 and $460,000 during 2001 and 2000, respectively. The yield earned on other interest-earning assets decreased to 3.88% in 2001 from 6.13% in 2000, while the average balance of other interest-earning assets outstanding increased $8.9 million or 119.2%. The low yield reflects the sharp drop in short-term market interest rates while the increased average balance is largely due to the previously mentioned calls of investment securities.

Interest Expense. Interest expense on deposits decreased $308,000, or 3.3%, to $9.05 million during 2001 compared to $9.36 million for 2000. The decrease during 2001 was attributable to a decrease of 17 basis points in the average cost of interest-bearing deposits to 4.09% for 2001 from 4.26% or 2000, partially offset by an increase of $1.3 million, or 0.6%, in the average balance of interest-bearing deposits outstanding. The decrease cost of deposits was due to the lower market rates prevailing for much of 2001, which effected all deposit categories.

Interest expense on borrowed money decreased $104,000, or 2.7%, to $3.7 million during 2001 compared to $3.8 million for 2000. The decrease during 2001 was attributable to a decrease of 24 basis points in the cost of borrowings to 5.61% in 2001 from 5.85% in 2000, partially offset by a $940,000, or 1.4% increase in average borrowings. The decreased cost of borrowings resulted from lower market interest rates.

Net Interest Income. Net interest income for 2001 decreased $225,000, or 2.1%, to $10.7 million in 2001 from $10.9 million in 2000. The net interest rate spread decreased to 2.38% in 2001 from 2.51% in 2000 and the interest rate margin decreased to 3.11% in 2001 from 3.23% in 2000. These decreases primarily resulted from a 31 basis point decrease in the yield on interest-earning assets to 6.83% in 2001 from 7.14% in 2000, which more than offset an 18 basis point decrease in the cost of interest-bearing liabilities to 4.45% in 2001 from 4.63% in 2000.

Provision for Loan Losses. During both 2001 and 2000, the Bank did not record a provision for loan losses as management determined that the existing allowance for loan losses was adequate. At December 31, 2001 and 2000, the Bank's loan portfolio included loans totalling $578,000 and $109,000, respectively, which were delinquent ninety days or more. The Bank maintains an allowance for loan losses based on management's evaluation of the risks inherent in its loan portfolio which gives due consideration to changes in general market conditions and in the nature and volume of the Bank's loan activity. The allowance for loan losses amounted to $1.36 million at December 31, 2001, representing 0.80% of total loans and 235.8% of loans delinquent ninety days or more, compared to an allowance of $1.36 million at December 31, 2000, representing 0.81% of total loans and 1251.7% of loans delinquent ninety days or more. During 2001, the Bank did not charge off any loans. During 2000, the Bank charged off loans aggregating $37,000. The Bank monitors its loan portfolio and intends to continue to provide for loan losses based on its ongoing periodic review of the loan portfolio and general market conditions.

Non-Interest Income. Non-interest income increased by $139,000, or 25.4%, to $687,000 during 2001 as compared to $548,000 for 2000. The increase in non-interest income during 2001 resulted primarily from $45,000 in gain on sale of securities during 2001 compared to none in 2000 and an $81,000 increase in earnings related to an insurance investment.

Non-Interest Expenses. Non-interest expenses increased $275,000, or 4.3%, to $6.7 million during 2001 compared to $6.4 million for 2000. The increase was primarily attributable to a $345,000 increase in salaries and employee benefits and a $201,000 decline in the results of real estate owned, partially offset by a $236,000 decrease in other non-interest expenses. The $345,000 or 10.5% increase in salaries and employee benefits, the largest component of non-interest expense, was primarily due to normal salary increases and the increased compensation cost related to the Company's Employee Stock Ownership Plan, which is based upon the average price of the Company's common stock, which increased to $12.29 in 2001 from $8.02 in 2000. Real estate owned generated a loss of $6,000 in 2001 as compared to income of $196,000 in 2000 due to $213,000 decrease in gains on real estate sold. The decrease in miscellaneous expenses is due to reductions in a number of expense categories, the most significant of which were in advertising expense and in expenses related to the attendance of Bank officers, directors and employees at outside seminars and conferences. The remaining elements of non-interest expenses totalled $1.62 million in 2001, a $36,000, or 2.2%, decrease from the $1.66 million comparable amount in 2000.

Income Taxes. Income tax expense totalled $1.62 million and $1.78 million during 2001 and 2000, respectively. The decrease in 2001 resulted primarily from a decrease in pre-tax income of $361,000. The Company's effective income tax rate was 34.5% in 2001 and 35.1% in 2000.

Liquidity and Capital Resources

The Company's primary sources of funds on a long-term and short-term basis are deposits, principal and interest payments on loans, mortgage-backed and investment securities and FHLB borrowings. The Company uses the funds generated to support its lending and investment activities as well as any other demands for liquidity such as deposit outflows. While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows, mortgage prepayments and the exercise of call features are greatly influenced by general interest rates, economic conditions and competition..

At December 31, 2001, the Bank exceeded all of its regulatory capital requirements with a tangible capital level of $44.3 million, or 12.1% of total adjusted assets, which is above the required level of $5.5 million, or 1.5%; core capital of $44.3 million, or 12.1% of total adjusted assets, which is above the required level of $14.6 million, or 4.0%; and risk-based capital of $45.6 million, or 32.4% of risk-weighted assets, which is above the required level of $11.3 million, or 8.0%.

The most liquid assets are cash and cash equivalents. The levels of these assets are dependent on operating, financing, lending and investing activities during any given period. At December 31, 2001, cash and cash equivalents totalled $17.3 million, or 4.7% of total assets.

The Company and the Bank have other sources of liquidity if a need for additional funds arises, including FHLB borrowings. At December 31, 2001, the Bank had $76.9 million in borrowings outstanding from the FHLB. Depending on market conditions and the pricing of deposit products and FHLB borrowings, the Bank may continue to rely on FHLB borrowing to fund asset growth.

At December 31, 2001, the Bank had commitments to originate and purchase loans and fund unused outstanding lines of credit and undisbursed proceeds of construction mortgages totaling $17.9 million. The Bank anticipates that it will have sufficient funds available to meet its current loan origination commitments. Certificate accounts, including Individual Retirement Account ("IRA") accounts, which are scheduled to mature in less than one year from December 31, 2001, totalled $124.4 million. The Bank expects that substantially all of the maturing certificate accounts will be retained by the Bank at maturity.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results generally in terms of historical dollar amounts without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 applies to all business combinations completed after June 30, 2001 and requires the use of the purchase method of accounting. SFAS No. 141 also establishes new criteria for determining whether intangible assets should be recognized separately from goodwill. SFAS No. 142 provides that goodwill and intangible assets with indefinite lives will not be amortized, but rather will be tested for impairment on at least an annual basis. The Company adopted SFAS No. 142 on January 1, 2002. The scope of SFAS No. 142 does not include unidentifiable intangible assets related to acquisitions of banks, savings bank, credit unions, other financial institutions having assets and liabilities of similar type, and branches of such enterprises. Such unidentifiable intangible assets, which include the excess of cost over assets acquired reported by the Company in its consolidated statements of financial condition, will continue to be governed by SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions". The Company does not believe the adoption of SFAS No. 142 will have a material impact on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets." This standard sets forth the accounting for the impairment of long-lived assets, whether they are held and used or are disposed of by sale or other means. It also broadens and modifies the presentation of discontinued operations. The standard will be effective for the Company's fiscal year beginning January 1, 2002, and its provisions are generally to be applied prospectively. The Company does not believe SFAS No. 144 will have a material impact on its consolidated financial statements.

WEST·ESSEX·BANCORP, INC.

January 28, 2002

MANAGEMENT RESPONSIBILITY STATEMENT

Management of West Essex Bancorp, Inc. and Subsidiaries is responsible for the preparation of the consolidated financial statements and all other consolidated financial information included in this report. The consolidated financial statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis. All consolidated financial information included in this report agrees with the consolidated financial statements. In preparing the consolidated financial statements, management makes informed estimates and judgments, with consideration given to materiality, about the expected results of various events and transactions.

Management maintains a system of internal accounting control that includes personnel selection, appropriate division of responsibilities and formal procedures and policies consistent with high standards of accounting and administrative practice. Consideration has been given to the necessary balance between costs of systems of internal control and the benefits derived.

Management reviews and modifies its systems of accounting and internal control in light of changes in conditions and operations as well as in response to recommendations from the independent certified public accountants. Management believes the accounting and internal control systems provide reasonable assurance that assets are safeguarded and financial information is reliable.

The Board of Directors (the "Board") is responsible for determining that management fulfills its responsibilities in the preparation of the consolidated financial statements and in the control of operations. The Board appoints the independent certified public accountants. The Board meets with management, the independent certified public accountants and the internal auditor, approves the overall scope of audit work and related fee arrangements and review audit reports and findings.

Dennis A. Petrello
Senior Executive Vice President

Leopold W. Montanaro
President & CEO

Charles E. Filippo
Executive Vice President

417 Bloomfield Avenue, Caldwell, New Jersey 07006
(973) 226-7911 Fax (973) 226-6764

R

RADICS & CO., LLC

Established 1933

Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Stockholders
West Essex Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of West Essex Bancorp, Inc. (the "Company") and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to in the second preceding paragraph present fairly, in all material respects, the consolidated financial position of West Essex Bancorp, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Radics + Co., LLC

January 28, 2002

55 US Highway 46 East, Post Office Box 676, Pine Brook, NJ 07058-0676
Voice: 973-575-9696 Fax: 973-575-9695
Internet: www.radics.com

WEST ESSEX BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

Assets	Note(s)	December 31, 2001	December 31, 2000
Cash and amounts due from depository institutions		$ 2,008,885	$ 2,416,155
Federal funds sold		10,500,000	-
Interest-bearing deposits in other banks		4,781,061	6,461,762
Total cash and cash equivalents	1 and 17	17,289,946	8,877,917
Term deposits		200,000	-
Securities available for sale	1, 3, 11 and 17	-	2,994,063
Investment securities held to maturity	1, 4, 11 and 17	33,169,187	41,727,821
Mortgage-backed securities held to maturity	1, 5, 11 and 17	137,327,932	130,627,541
Loans receivable	1, 6 and 17	165,935,968	164,037,987
Real estate owned	1 and 7	209,000	601,595
Premises and equipment	1 and 8	2,502,584	2,595,036
Federal Home Loan Bank of New York stock	11	3,842,800	3,558,400
Accrued interest receivable	1, 9 and 17	1,879,537	2,307,828
Excess of cost over assets acquired	1	3,457,813	4,050,580
Other assets	14	4,949,385	3,026,894
Total assets		$ 370,764,152	$ 364,405,662
Liabilities and Stockholders' Equity			
Liabilities			
Deposits	10 and 17	$ 240,864,308	$ 237,956,208
Borrowed money	11 and 17	76,855,928	62,290,413
Advance payments by borrowers for taxes and insurance		927,375	1,032,953
Due to broker		-	12,768,419
Other liabilities	13	1,201,590	909,657
Total liabilities		319,849,201	314,957,650
Commitments and contingencies	16 and 17	-	-
Stockholders' Equity	1, 2, 12, 13 and 14		
Preferred stock (par value $.01), 1,000,000 shares authorized; no shares issued or outstanding		-	-
Common stock (par value $.01), 9,000,000 shares authorized; shares issued 5,246,461 (2001) and 4,197,233 (2000); shares outstanding 4,921,615 (2001) and 3,986,991 (2000)		52,465	41,972
Additional paid-in capital		17,379,880	17,332,221
Retained earnings - substantially restricted		37,914,015	35,733,815
Common stock acquired by Employee Stock Ownership Plan ("ESOP")		(884,158)	(1,031,516)
Unearned Incentive Plan stock		(405,730)	(530,666)
Treasury stock, at cost; 324,846 shares (2001) and 210,242 shares (2000)		(3,141,521)	(2,094,524)
Accumulated other comprehensive (loss) - Unrealized (loss) on securities available for sale, net of income taxes		-	(3,290)
Total stockholders' equity		50,914,951	49,448,012
Total liabilities and stockholders' equity		$ 370,764,152	$ 364,405,662

See notes to consolidated financial statements.

WEST ESSEX BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Note(s)	Year Ended December 31, 2001	2000
Interest income:			
Loans	1 and 6	$ 12,464,835	$ 12,272,206
Mortgage-backed securities	1	8,141,400	8,286,583
Investment securities	1	2,133,395	2,880,633
Securities available for sale	1	87,310	202,550
Other interest-earning assets		638,343	460,151
Total interest income		23,465,283	24,102,123
Interest expense:			
Deposits	10	9,048,495	9,356,419
Borrowed money		3,734,251	3,837,807
Total interest expense		12,782,746	13,194,226
Net interest income		10,682,537	10,907,897
Provision for loan losses	6	-	-
Net interest income after provision for loan losses		10,682,537	10,907,897
Non-interest income:			
Fees and service charges		350,483	385,192
Gain on sale of securities	1 and 3	45,000	-
Other		292,184	163,327
Total non-interest income		687,667	548,519
Non-interest expenses:			
Salaries and employee benefits	1 and 13	3,625,861	3,280,889
Net occupancy expense of premises	1 and 16	363,463	349,119
Equipment	1	664,085	713,920
Loss (income) on real estate owned	1 and 7	6,165	(195,081)
Amortization of intangibles	1	592,768	592,768
Other		1,423,346	1,659,323
Total non-interest expenses		6,675,688	6,400,938
Income before income taxes		4,694,516	5,055,478
Income taxes	1 and 14	1,621,123	1,775,150
Net income		$ 3,073,393	$ 3,280,328
Net income per common share:	1 and 15		
Basic		$ 0.64	$ 0.68
Diluted		$ 0.63	$ 0.68
Weighted average number of common shares outstanding:	1 and 15		
Basic		4,768,681	4,808,870
Diluted		4,859,567	4,827,730

See notes to consolidated financial statements.

WEST ESSEX BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,	
	2001	2000
Net income	$ 3,073,393	$ 3,280,328
Other comprehensive income, net of income taxes:		
Unrealized holding gains on securities available for sale, net of income taxes of $18,040 and $24,967, respectively	32,099	44,424
Reclassification adjustment for realized (gains) on securities available for sale, net of income taxes of $16,191 and $ -0-, respectively	(28,809)	-
Other comprehensive income	3,290	44,424
Comprehensive income	$ 3,076,683	$ 3,324,752

See notes to consolidated financial statements.

WEST ESSEX BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings - Substantially Restricted	Common Stock Acquired by ESOP	Unearned Incentive Plan Stock	Treasury Stock	Accumulated Other Comprehensive (Loss) Income	Total Stockholders' Equity
Balance - December 31, 1999	$ 41,972	$ 17,332,133	$ 33,054,528	$ (1,178,874)	$ (655,549)	$ (1,436,550)	$ (47,714)	$ 47,109,946
Net income for the year ended December 31, 2000	-	-	3,280,328	-	-	-	-	3,280,328
Purchase of 68,683 shares of treasury stock	-	-	-	-	-	(671,391)	-	(671,391)
Incentive Plan stock earned	-	-	-	-	124,883	-	-	124,883
ESOP shares committed to be released	-	898	-	147,358	-	-	-	148,256
Reissuance of 1,317 shares of treasury stock	-	(810)	-	-	-	13,417	-	12,607
Cash dividends declared on common stock	-	-	(601,041)	-	-	-	-	(601,041)
Unrealized gain on securities available for sale, net of income taxes	-	-	-	-	-	-	44,424	44,424
Balance - December 31, 2000	41,972	17,332,221	35,733,815	(1,031,516)	(530,666)	(2,094,524)	(3,290)	49,448,012
Net income for the year ended December 31, 2001	-	-	3,073,393	-	-	-	-	3,073,393
Purchase of 88,500 shares of treasury stock	-	-	-	-	-	(1,379,425)	-	(1,379,425)
Reissuance of 40,007 shares of treasury stock	-	(23,786)	-	-	-	332,428	-	308,642
Incentive Plan stock earned	-	-	-	-	124,936	-	-	124,936
ESOP shares committed to be released	-	81,938	-	147,358	-	-	-	229,296
Stock dividend	10,493	(10,493)	-	-	-	-	-	-
Cash dividends declared on common stock	-	-	(893,193)	-	-	-	-	(893,193)
Unrealized gain on securities available for sale, net of income taxes	-	-	-	-	-	-	3,290	3,290
Balance - December 31, 2001	$ 52,465	$ 17,379,880	$ 37,914,015	$ (884,158)	$ (405,730)	$ (3,141,521)	$ -	$ 50,914,951

See notes to consolidated financial statements.

WEST ESSEX BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2001	Year Ended December 31, 2000
Cash flows from operating activities:		
Net income	$ 3,073,393	$ 3,280,328
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization of premises and equipment	250,906	258,494
Net accretion of premiums, discounts and deferred loan fees	(229,399)	(400,037)
Amortization of intangibles	592,768	592,768
(Gain) loss on sale of securities available for sale	(45,000)	-
(Gain) on trade-in of automobile	(2,360)	-
(Gain) on sale of real estate owned	(22,083)	(234,635)
Deferred income tax expense (benefit)	94,532	(47,074)
Decrease (increase) in accrued interest receivable	362,180	(236,154)
(Increase) in other assets	(318,873)	(7,855)
Increase in interest payable	185,830	306,633
Increase in other liabilities	125,439	78,118
Amortization of Incentive Plan cost	124,936	124,883
ESOP shares committed to be released	229,296	148,256
Net cash provided by operating activities	4,421,565	3,863,725
Cash flows from investing activities:		
Purchase of term deposits	(300,000)	-
Proceeds from maturity of term deposits	100,000	-
Proceeds from sales of securities available for sale	2,045,000	-
Proceeds from call of security available for sale	1,000,000	-
Proceeds from maturities and calls of investment securities held to maturity	22,848,188	150,000
Purchases of investment securities held to maturity	(14,000,000)	-
Principal repayments on mortgage-backed securities held to maturity	40,382,836	22,699,074
Purchases of mortgage-backed securities held to maturity	(59,814,828)	(19,314,117)
Purchases of loans receivable	(2,915,934)	(5,056,994)
Net decrease (increase) in loans receivable	986,293	(5,853,653)
Proceeds from sales of real estate owned	414,678	698,047
Additions to premises and equipment	(156,094)	(116,074)
Purchase of Federal Home Loan Bank of New York stock	(284,400)	(285,700)
Purchase of life insurance policy	(1,700,000)	-
Net cash (used in) investing activities	(11,394,261)	(7,079,417)
Cash flows from financing activities:		
Net increase in deposits	2,818,033	2,654,330
Net increase in short-term borrowed money	7,050,000	1,950,000
Proceeds of long-term borrowed money	10,000,000	2,000,000
Repayment of long-term borrowed money	(2,484,485)	(5,999,702)
Net (decrease) in advance payments by borrowers for taxes and insurance	(105,578)	(11,187)
Purchases of treasury stock	(1,379,425)	(671,391)
Proceeds from sales of treasury stock	294,380	-
Cash dividends paid on common stock	(808,200)	(574,286)
Net cash provided by (used in) financing activities	15,384,725	(652,236)
Net increase (decrease) in cash and cash equivalents	8,412,029	(3,867,928)
Cash and cash equivalents - beginning	8,877,917	12,745,845
Cash and cash equivalents - ending	$ 17,289,946	$ 8,877,917

See notes to consolidated financial statements.

WEST ESSEX BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2001	2000
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes	$ 1,654,563	$ 1,755,859
Interest	$ 12,596,916	$ 12,887,593
Supplemental schedule of noncash investing activities:		
Security purchase not settled:		
Mortgage-backed security held to maturity	$ -	$ 12,702,308
Accrued interest receivable	-	66,111
Due to broker	$ -	$ 12,768,419
Loans receivable transferred to real estate owned	$ -	$ 165,269
Issuance of treasury stock to fund Supplemental Employee Retirement Plan	$ 14,262	$ 12,607
Cash dividend declared, not paid	$ 233,903	$ 148,910

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidated financial statement presentation

The consolidated financial statements include the accounts of West Essex Bancorp, Inc. ("Company"), the Company's wholly owned subsidiary, West Essex Bank ("Bank") and the Bank's wholly owned subsidiary, West Essex Insurance Agency, Inc. ("Subsidiary"), and have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany accounts and transactions have been eliminated in consolidation.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated statements of financial condition and revenues and expenses for the periods then ended. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses and the carrying value of excess of cost over assets acquired. Management believes that the allowance for loan losses is adequate and that excess of cost over assets acquired is appropriately valued. While management uses available information to recognize losses on loans and to assess the carrying value of excess of cost over assets acquired, future additions to the allowance for loan losses or further writedowns of excess of cost over assets acquired may be necessary based on changes in economic and market conditions in the Bank's market area.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Cash and cash equivalents

Cash and cash equivalents include cash and amounts due from depository institutions, federal funds sold and interest-bearing deposits in other banks with original maturities of three months or less.

Investments and mortgage-backed securities

Debt securities over which there exists positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities nor as held-to-maturity securities are classified as available for sale securities and reported at fair value, with unrealized holding gains or losses, net of deferred income taxes, reported in a separate component of stockholders' equity.

Premiums and discounts on all securities are amortized/accreted using the interest method. Interest and dividend income on securities, which includes amortization of premiums and accretion of discounts, is recognized in the consolidated financial statements when earned. The adjusted cost basis of an identified security sold or called is used for determining security gains and losses recognized in the consolidated statements of income.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

Loans receivable

Loans receivable are stated at unpaid principal balances less the allowance for loan losses and net deferred loan (costs) fees. Interest is calculated by the use of the actuarial method.

The Bank defers loan origination fees and certain direct loan origination costs and amortizes such amounts, using a method which approximates the level-yield method, as an adjustment of yield over the contractual lives of the related loans.

Uncollectible interest on loans that are contractually delinquent ninety days or more is charged off and the related loans placed on nonaccrual status, or, alternatively, an allowance for uncollectible interest is established by a charge to interest income equal to all interest previously accrued. Under either method, income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is probable, in which case the loan is returned to an accrual status.

Allowance for loan losses

An allowance for loan losses is maintained at a level considered adequate to absorb loan losses. Management of the Bank, in determining the allowance for loan losses, considers the risks inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with the general economic and real estate market conditions.

The Bank utilizes a two tier approach: (1) identification of impaired loans and the establishment of specific loss allowances on such loans; and (2) establishment of general valuation allowances on the remainder of its loan portfolio. The Bank maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of potential impaired loans. Such system takes into consideration, among other things, delinquency status, size of loans, type and estimated fair value of collateral and financial condition of the borrowers. Specific loan loss allowances are established for identified loans based on a review of such information. General loan loss allowances are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management's judgment. Although management believes that adequate loan loss allowances are established, actual losses are dependent upon future events and, as such, further additions to the level of the allowance for loan losses may be necessary.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Allowance for loan losses (Cont'd)

A loan evaluated for impairment is deemed to be impaired when based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. The amount of loan impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. All loans identified as impaired are evaluated independently. The Bank does not aggregate such loans for evaluation purposes. Payments received on impaired loans are applied first to interest receivable and then to principal.

Real estate owned

Real estate owned consists of real estate acquired by foreclosure or deed in lieu of foreclosure. Real estate owned is recorded at the lower of cost or fair value at date of acquisition and thereafter carried at the lower of such initially recorded amount or fair value less estimated selling costs. Costs incurred in developing or preparing properties for sale are capitalized. Income and expense related to the holding and operating of properties are recorded in operations. Gains and losses from sales of such properties are recognized as incurred.

Concentration of risk

The Bank's real estate and lending activity is concentrated in real estate and loans secured by real estate located in the State of New Jersey

Premises and equipment

Premises and equipment are comprised of land, at cost, and buildings and improvements, leasehold improvements and furnishings and equipment, at cost less accumulated depreciation and amortization. Depreciation and amortization charges are computed on the straight-line method over the following estimated useful lives.

Buildings and improvements	10 to 50 years
Leasehold improvements	Shorter of useful life or term of lease
Furnishing and equipment	3 to 10 years

Significant renewals and betterments are charged to the property and equipment account. Maintenance and repairs are charged to expense in the year incurred. Rental income is netted against occupancy costs in the consolidated statements of income.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Excess of cost over assets acquired

The cost in excess of the fair value of net assets acquired was recorded in conjunction with the acquisition of certain assets and assumption of certain liabilities of three branch offices of another financial institution. This asset is being amortized to expense over a ten-year period by use of the straight-line method.

Interest-rate risk

The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits, together with borrowings and other funds, to purchase securities and to make loans secured by real estate. The potential for interest-rate risk exists as a result of the generally shorter duration of the Bank's interest-sensitive liabilities compared to the generally longer duration of its interest-sensitive assets. In a rising interest rate environment, liabilities will reprice faster than assets, thereby reducing net interest income. For this reason, management regularly monitors the maturity structure of the Bank's interest-earning assets and interest-bearing liabilities in order to measure its level of interest-rate risk and to plan for future volatility.

Accounting for stock-based compensation

Statement of Financial Accounting Standards ("Statement") No. 123 "Accounting for Stock-Based Compensation", issued by the Financial Accounting Standards Board ("FASB"), establishes financial accounting and reporting standards for stock-based employee compensation plans. While all entities are encouraged to adopt the "fair value based method" of accounting for employee stock compensation plans, Statement No. 123 also allows an entity to continue to measure compensation cost under such plans using the "intrinsic value based method" specified in Accounting Principles Board Opinion No. 25. The Company has elected to apply the intrinsic value based method. Included in Note 13 to consolidated financial statements are the pro forma disclosures required by Statement No. 123.

Income taxes

The Company, Bank and Subsidiary file a consolidated federal income tax return. Income taxes are allocated based on the contribution of income to the consolidated income tax return. Separate state income tax returns are filed.

Federal and state income taxes have been provided on the basis of reported income. The amounts reflected on the income tax returns differ from these provisions due principally to temporary differences in the reporting of certain items for financial reporting and tax reporting purposes. The income tax effect of these temporary differences is accounted for as deferred income taxes applicable to future periods.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Net income per common share

Basic net income per common share is computed by dividing net income for the year by the weighted average number of shares of common stock outstanding, adjusted for unearned shares of the ESOP. Diluted net income per common share is computed by adjusting the weighted average number of shares of common stock outstanding to include the effect of outstanding stock options and compensation grants, if dilutive, using the treasury stock method.

Reclassification

Certain amounts as of and for the year ended December 31, 2000, have been reclassified to conform with the current year's presentation.

2. ORGANIZATION AND STOCKHOLDERS' EQUITY

The Company is a business corporation formed at the direction of the Bank under the laws of the United States and is the stock holding company for the Bank. The Company's principal business is the operation of the Bank. West Essex Bancorp, M.H.C. ("MHC"), a mutual holding company formed at the direction of the Bank, is the majority owner of the Company, owning 59.7% and 58.9% of the Company's outstanding common stock at December 31, 2001 and 2000, respectively.

During the years ended December 31, 2001 and 2000, the MHC waived its right to receive cash dividends on the shares of Company common stock it owns. If the MHC had not waived its rights to receive dividends, the amount of such dividends would have been $1,440,000 and $940,000, respectively. The cumulative amount of such waived dividends at December 31, 2001 and 2000, was $3,085,000 and $1,645,000, respectively.

In addition to the 9,000,000 authorized shares of Common Stock, the Company authorized 1,000,000 shares of preferred stock with a par value of $0.01 per share (the "Preferred Stock"). The Board of Directors is authorized, subject to any limitations by law, to provide for the issuance of the shares of Preferred Stock in series, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restriction thereof. As of December 31, 2001 and 2000, there were no shares of Preferred Stock issued.

On September 28, 2001, the Company's Board of Directors authorized a five-for-four stock split, which was distributed on October 22, 2001, to stockholders of record on October 8, 2001. Basic and diluted net income per common share and the weighted average number of basic and diluted common shares outstanding have been retroactively restated to give effect to the stock split.

3. SECURITIES AVAILABLE FOR SALE

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value
U.S. Government (including agencies) obligations:				
Due after one year through five years	$ 1,999,202	$ 28,924	$ -	$ 2,028,126
Due after ten years	1,000,000	-	34,063	965,937
	$ 2,999,202	$ 28,924	$ 34,063	$ 2,994,063

The following table presents details of sales of securities available for sale:

	Year Ended December 31, 2001	Year Ended December 31, 2000
Sales proceeds	$ 2,045,000	$ -
Gross gains	45,000	-

4. INVESTMENT SECURITIES HELD TO MATURITY

	December 31, 2001			
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government (including agencies):				
Due after five years through ten years	$ 4,000,000	$ -	$ 109,375	$ 3,890,625
After ten years	18,599,690	145,604	294,026	18,451,268
	22,599,690	145,604	403,401	22,341,893
Obligations of states and municipalities:				
After five years through ten years	100,000	-	506	99,494
After ten years	484,446	-	8,316	476,130
	584,446	-	8,822	575,624
Trust preferred securities due after ten years	9,985,051	-	1,528,003	8,457,048
	$ 33,169,187	$ 145,604	$ 1,940,226	$ 31,374,565

4. INVESTMENT SECURITIES HELD TO MATURITY (Cont'd.)

	December 31, 2000			
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government (including agencies):				
Due after five years through ten years	$ 8,000,000	$ -	$ 13,600	$ 7,986,400
After ten years	23,155,160	150,578	714,933	22,590,805
	31,155,160	150,578	728,533	30,577,205
Obligations of states and municipalities:				
Due after ten years	583,525	115	4,038	579,602
	583,525	115	4,038	579,602
Trust preferred securities due after ten years	9,989,136	-	1,220,687	8,768,449
	$ 41,727,821	$ 150,693	$ 1,953,258	$ 39,925,256

There were no sales of investment securities held to maturity during the years ended December 31, 2001 and 2000.

At December 31, 2001 and 2000, investment securities held to maturity with an aggregate carrying value of $291,000 and $590,000, respectively, were pledged to secure public deposits.

5. MORTGAGE-BACKED SECURITIES HELD TO MATURITY

	December 31, 2001			
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government National Mortgage Association	$ 56,909,281	$ 846,131	$ 66,564	$ 57,688,848
Federal Home Loan Mortgage Corporation	27,872,512	755,989	-	28,628,501
Federal National Mortgage Association	24,226,546	294,116	244,610	24,276,052
Collateralized mortgage obligations	26,714,653	508,818	73,995	27,149,476
Other	1,604,940	-	12,383	1,592,557
	$ 137,327,932	$ 2,405,054	$ 397,552	$ 139,335,434

5. MORTGAGE-BACKED SECURITIES HELD TO MATURITY (Cont'd.)

	December 31, 2000			
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government National Mortgage Association	$ 56,872,925	$ 365,587	$ 12,314	$ 57,226,198
Federal Home Loan Mortgage Corporation	29,344,273	201,310	12,731	29,532,852
Federal National Mortgage Association	13,573,469	100,447	86,775	13,587,141
Collateralized mortgage obligations	30,832,255	2,715	1,001,156	29,833,814
Other	4,619	-	-	4,619
	$ 130,627,541	$ 670,059	$ 1,112,976	$ 130,184,624

There were no sales of mortgage-backed securities held to maturity during the years ended December 31, 2001 and 2000.

At December 31, 2001 and 2000, mortgage-backed securities held to maturity having an aggregate carrying value of $686,000 and $841,000, respectively, were pledged to secure public deposits.

6. LOANS RECEIVABLE

	December 31, 2001	December 31, 2000
Real estate mortgage	$ 142,994,796	$ 141,259,052
Agency for International Development	30,160	35,360
Construction and land development	9,524,452	10,587,471
Consumer:		
Passbook or certificate	297,788	453,990
Equity	16,919,114	16,662,700
Automobile	118,257	212,142
Other	105,846	54,768
	17,441,005	17,383,600
Total loans	169,990,413	169,265,483
Less: Loans in process	3,078,106	4,219,192
Allowance for loan losses	1,363,366	1,363,366
Net deferred loan (costs) fees	(387,027)	(355,062)
	4,054,445	5,227,496
	$ 165,935,968	$ 164,037,987

The Bank has granted loans to officers and directors of the Bank and to their associates. Related party loans do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was $1,833,000 and $1,688,000 at December 31, 2001 and 2000, respectively. During the year ended December 31, 2001, new loans aggregating $212,000 were granted and repayments totalled $67,000.

6. LOANS RECEIVABLE (Cont'd.)

Nonperforming loans consist of nonaccrual and renegotiated loans. Nonaccrual loans are those on which income under the accrual method has been discontinued with subsequent interest payments credited to interest income when received, or if ultimate collectibility of principal is in doubt, applied as principal reductions. Renegotiated loans are loans whose contractual interest rates have been reduced or where other significant concessions have been made due to a borrower's financial difficulties. Interest on renegotiated loans is accrued to interest income.

Nonperforming loans were as follows:

	December 31,	
	2001	2000
	(In Thousands)	
Nonaccrual	$ 578	$ 109
Renegotiated	-	90
	$ 578	$ 199

The impact of nonperforming loans on interest income is as follows:

	Year Ended December 31,	
	2001	2000
	(In Thousands)	
Interest income if performing in accordance with original terms	$ 48	$ 17
Interest income actually recorded	23	9
Interest income lost	$ 25	$ 8

The following is an analysis of the allowance for loan losses:

	Year Ended December 31,	
	2001	2000
Balance - beginning	$ 1,363,366	$ 1,400,366
Provision charged to operations	-	-
Loans charged off	-	(37,000)
Balance - ending	$ 1,363,366	$ 1,363,366

6. LOANS RECEIVABLE (Cont'd.)

At December 31, 2001 and 2000, and during the year ended December 31, 2001, there were no loans classified as impaired. During the year ended December 31, 2000, the average recorded investment in impaired loans was approximately $3,000 and no interest income was recorded thereon.

7. REAL ESTATE OWNED

	December 31, 2001	December 31, 2000
Acquired in settlement of loans	$ 209,000	$ 601,595

The following is an analysis of the (loss) income on real estate owned:

	Year Ended December 31, 2001	Year Ended December 31, 2000
Gain on sale, net	$ 22,083	$ 234,635
Carrying costs, net of rental income	(28,248)	(39,554)
	$ (6,165)	$ 195,081

8. PREMISES AND EQUIPMENT

	December 31, 2001	December 31, 2000
Land	$ 979,315	$ 979,315
Buildings and improvements	2,197,156	2,174,219
Less accumulated depreciation	1,075,012	1,003,667
	1,122,144	1,170,552
Leasehold improvements	112,754	112,754
Less accumulated amortization	112,754	112,754
	-	-
Furnishings and equipment	1,140,798	1,009,854
Less accumulated depreciation	739,673	564,685
	401,125	445,169
	$ 2,502,584	$ 2,595,036

9. ACCRUED INTEREST RECEIVABLE

	December 31, 2001	December 31, 2000
Loans	$ 861,934	$ 968,112
Mortgage-backed securities	818,247	786,078
Investment securities	199,356	553,638
	$ 1,879,537	$ 2,307,828

10. DEPOSITS

	December 31,					
	2001			2000		
	Weighted Average Rate	Amount	Percent	Weighted Average Rate	Amount	Percent
Demand accounts:						
Non-interest-bearing	0.00%	$ 18,272,852	7.59	0.00%	$ 16,927,220	7.11
Interest-bearing	0.87%	20,956,612	8.70	1.34%	18,879,594	7.94
	0.46%	39,229,464	16.29	0.71%	35,806,814	15.05
Savings and club accounts	2.00%	56,349,272	23.39	2.03%	53,098,430	22.31
Certificates of deposit	4.37%	145,285,572	60.32	5.82%	149,050,964	62.64
	3.18%	$ 240,864,308	100.00	4.20%	$ 237,956,208	100.00

The amount of certificates of deposit with balances of $100,000 or more at December 31, 2001 and 2000 was approximately $25,885,000 and $25,932,000, respectively.

The scheduled maturities of certificates of deposit are as follows (in thousands):

	December 31,	
	2001	2000
One year or less	$ 124,431	$ 121,508
After one to three years	18,523	24,274
After three years	2,332	3,269
	$ 145,286	$ 149,051

A summary of interest on deposits is as follows (in thousands):

	Year Ended December 31,	
	2001	2000
Demand accounts	$ 247	$ 274
Savings and club accounts	1,100	1,109
Certificates of deposit	7,701	7,973
	$ 9,048	$ 9,356

11. BORROWED MONEY

	December 31,			
	2001		2000	
	Weighted Average Rate	Amount	Weighted Average Rate	Amount
Securities sold under agreements to to repurchase maturing within one year	2.86%	$ 15,000,000	6.52%	$ 7,950,000
Convertible advances (a):				
due November 13, 2006	5.90%	5,000,000	5.90%	5,000,000
due March 24, 2008	5.33%	10,000,000	5.33%	10,000,000
due March 25, 2008	5.59%	10,000,000	5.59%	10,000,000
due March 24, 2009	5.42%	5,000,000	5.42%	5,000,000
Monthly amortizing advances:				
Payable in 13 monthly principal and interest installments of $96,286 and a final payment of $192,818 on February 24, 2003	5.84%	1,389,595	5.84%	2,430,702
Payable in 73 monthly principal and interest installments of $55,591 and a final payment of $111,347 on February 25, 2008	6.03%	3,466,333	6.03%	3,909,711
Term advances maturing during:				
2001	-	-	6.27%	1,000,000
2002	6.42%	1,000,000	6.42%	1,000,000
2003	6.55%	1,000,000	6.55%	1,000,000
2004	5.75%	12,000,000	5.75%	12,000,000
2008	5.55%	3,000,000	5.55%	3,000,000
2011	5.40%	10,000,000	-	-
	5.08%	$ 76,855,928	5.78%	$ 62,290,413

(a) Convertible at lender option to replacement funding at then current rates on November 12, 2002, March 24, 2001, March 25, 2003 and March 24, 2004, respectively, and quarterly thereafter.

Certain information concerning borrowed money is summarized as follows:

	Year Ended December 31,	
	2001	2000
	(Dollars in Thousands)	
Average balance outstanding	$ 66,532	$ 65,592
Maximum month-end balance outstanding	76,856	69,167
Average interest rate	5.61%	5.85%

11. BORROWED MONEY (Cont'd.)

The foregoing borrowings were secured by pledges of the Bank's investment in the following:

	December 31, 2001	December 31, 2000
	(In Thousands)	
FHLB capital stock	$ 3,843	$ 3,558
Mortgage-backed securities held to maturity	77,233	55,525
Investment securities held to maturity	16,875	23,187
Securities available for sale	-	2,994
	$ 97,951	$ 85,264

12. REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to adjusted total assets (as defined). The following tables present a reconciliation of capital per GAAP and regulatory capital and information as to the Bank's capital levels at the dates presented:

	December 31, 2001	December 31, 2000
	(In Thousands)	
GAAP capital	$ 47,739	$ 44,444
Less: excess of cost over assets acquired	(3,458)	(4,051)
Less: unrealized loss on debt securities	-	3
Core and tangible capital	44,281	40,396
Add: general allowance for loan losses	1,363	1,363
Total regulatory capital	$ 45,644	$ 41,759

12. REGULATORY CAPITAL (Cont'd.)

	As of December 31, 2001					
	Actual		Minimum Capital Requirements		To Be Well Capitalized Under prompt Corrective Actions Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
Total Capital (to risk-weighted assets)	$ 45,644	32.35%	$ 11,286	8.00%	$ 14,107	10.00%
Tier 1 Capital (to risk-weighted assets)	44,281	31.39%	-	-	8,464	6.00%
Core (Tier 1) Capital (to adjusted total assets)	44,281	12.11%	14,632	4.00%	18,290	5.00%
Tangible Capital (to adjusted total assets)	44,281	12.11%	5,487	1.50%	-	-

	As of December 31, 2000					
	Actual		Minimum Capital Requirements		To Be Well Capitalized Under prompt Corrective Actions Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
Total Capital (to risk-weighted assets)	$ 41,759	30.59%	$ 10,923	8.00%	$ 13,653	10.00%
Tier 1 Capital (to risk-weighted assets)	40,396	29.59%	-	-	8,192	6.00%
Core (Tier 1) Capital (to adjusted total assets)	40,396	11.24%	14,374	4.00%	17,967	5.00%
Tangible Capital (to adjusted total assets)	40,396	11.24%	5,390	1.50%	-	-

As of the most recent notification from the OTS, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. There are no conditions existing or events which have occurred since notification that management believes have changed the institution's category.

13. BENEFIT PLANS

Pension Plan

The Bank has a non-contributory pension plan covering all eligible employee. The plan is a defined benefit plan which provides benefits based on a participant's years of service and compensation. The Bank's funding policy is to contribute annually an amount ranging from the minimum to the maximum amount that can be deducted for federal income tax purposes.

The following table sets forth the plan's funded status:

	December 31, 2001	December 31, 2000
Projected benefit obligation - beginning	$ 3,482,340	$ 3,284,312
Service cost	141,222	145,200
Interest cost	270,969	260,420
Actuarial loss (gain)	228,265	(83,027)
Benefits paid	(100,372)	(75,279)
Settlements	(29,716)	(49,286)
Plan amendments	2,278	-
Projected benefit obligation - ending	3,994,986	3,482,340
Plan assets at fair value - beginning	4,047,264	3,850,539
Actual (loss) return on assets	(329,778)	214,668
Employer's contributions	73,378	106,622
Benefits paid	(100,372)	(75,279)
Settlements	(29,716)	(49,286)
Plan assets at fair value - ending	3,660,776	4,047,264
Funded status	(334,210)	564,924
Unrecognized net transition obligation	63,292	94,937
Unrecognized past service cost	42,280	51,833
Unrecognized net loss (gain)	39,737	(911,680)
Accrued pension cost included in other liabilities	$ (188,901)	$ (199,986)

The following table sets forth the components of net periodic pension cost:

	Year Ended December 31, 2001	Year Ended December 31, 2000
Net periodic pension cost included the following components:		
Service cost	$ 141,222	$ 145,200
Interest cost	270,969	260,420
Expected return on plan assets	(340,143)	(308,293)
Amortization of net transition obligation	31,645	31,645
Amortization of past service cost	9,553	9,553
Amortization of net gain	(50,953)	(51,354)
Net periodic pension cost included in salaries and employee benefits	$ 62,293	$ 87,171

13. BENEFIT PLANS (Cont'd.)

Assumptions used to value the pension plan were as follows:

	Year Ended December 31,	
	2001	2000
Discount rate	8.00%	8.00%
Expected long-term rate of return	8.50%	8.00%
Rate of increase in compensation levels	5.50%	5.50%

ESOP

Effective upon the consummation of the Bank's reorganization, an ESOP was established for all eligible employees who had completed a twelve-month period of employment with the Bank and at least 1,000 hours of service and had attained the age of 21. The ESOP used $1,473,854 in proceeds from a term loan obtained from the Company to purchase 147,768 shares of Company common stock in the open market. In conjunction with the 5-for-4 split of the Company's common stock in October 2001, the ESOP shares increased from 147,768 to 184,710. The term loan principal is payable over ten equal annual installments through December 31, 2007. Interest on the term loan is fixed at a rate of 8.25%. Each year, the Bank intends to make discretionary contributions to the ESOP which will be equal to principal and interest payments required on the term loan. The loan is further paid down by the amount of dividends paid, if any, on the common stock owned by the ESOP.

Shares purchased with the loan proceeds were initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as described by the Plan, in the year of allocation.

The ESOP is accounted for in accordance with Statement of Position 93-6 "Accounting for Employee Stock Ownership Plans", which was issued by the American Institute of Certified Public Accountants. Accordingly, the ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition. As shares are committed to be released from collateral, the Bank reports compensation expense equal to the current market price of the shares, and the shares become outstanding for basic net income per common share computations. ESOP compensation expense was $229,296 and $148,256 for the years ended December 31, 2001 and 2000, respectively.

13. BENEFIT PLANS (Cont'd.)

The ESOP shares were as follows:

	December 31,	
	2001	2000
Allocated shares	73,884	55,413
Unreleased shares	110,826	129,297
Total ESOP shares	184,710	184,710
Fair value of unreleased shares	$ 1,690,097	$ 1,267,103

In addition to the above, the Company has established a supplemental benefit plan to offset the ESOP benefit reduction applicable to certain members of Company management due to limitations imposed by the Internal Revenue Code. The amount expensed related to this plan totalled approximately $23,000 and $22,000 for the years ended December 31, 2001 and 2000, respectively. A portion of the 2000 and 1999 liabilities was settled via the issuance of 1,422 shares and 1,317 shares, respectively, of Company common stock during the years ended December 31, 2001 and 2000, respectively. The Company plans to settle a portion of the 2001 liability in the same manner.

1999 Stock-Based Incentive Plan (the "Incentive Plan")

The following data in regard to the Incentive Plan have been restated to give retroactive effect to the 5-for-4 split in the Company's stock distributed in October 2001.

In April 1999, the Company's stockholders approved, and the Company implemented the Incentive Plan. Under the Incentive Plan, employees of the Company and it's subsidiaries may be awarded up to 92,355 shares of Company common stock (the "Stock Awards") and issued options to purchase up to 230,889 shares of Company common stock (the "Stock Options"). Additional information on the Stock Awards and Stock Options is contained in the succeeding paragraphs.

13. BENEFIT PLANS (Cont'd.)

Stock Awards

Stock Awards under the Incentive Plan are granted in the form of Company common stock, which are held by the Incentive Plan Trust, and vest over a period of five years (20% annually from the date of grant). The Stock Awards become fully vested upon the death or disability of the awardee. On April 30, 1999, the Company awarded 82,195 shares of its common stock (59,108 shares to employees and 23,087 shares to outside directors). On November 28, 2001, the Company awarded 7,169 shares of its common stock to employees. At December 31, 2001 and 2000, stock awards for 35,648 shares and 16,439 shares, respectively, were vested and 2,991 shares and 10,160 shares, respectively, were available for future grant. During both the years ended December 31, 2001 and 2000, approximately $125,000 in expense related to the Stock Awards was recorded. The amount of expense recorded for the Stock Awards is based upon the number of shares awarded, the market price of the Company's common stock at the grant date ($9.50 per share on April 30, 1999 and $14.60 on November 28, 2001) and the period over which the Stock Awards are earned (60 months).

Stock Options

Stock Options granted under the Incentive Plan may be either options that qualify as incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or non-statutory options. Options granted will vest and will be exercisable on a cumulative basis in equal installments at the rate of 20% per year commencing one year from the date of grant. All options granted will be exercisable in the event the optionee terminates his employment due to death or disability. The options expire ten years from the date of grant.

On November 28, 2001, and April 30, 1999, options to purchase 10,829 shares and 220,060 shares, respectively, of Company common stock were granted, which include non-incentive stock options to directors and incentive stock options to officers and employees. The options granted, none of which were forfeited during 2001 or 2000, are summarized as follows:

	Number of Option Shares			Exercise Price Per Share	
	Non-Incentive	Incentive	Total	Range	Average
Balance - December 31, 1999 and 2000	58,570	161,490	220,060	$ 7.60	$ 7.60
Options granted	-	10,829	10,829	14.60	14.60
Options exercised	(14,058)	(24,996)	(39,054)	7.60	7.60
Balance - December 31, 2001	44,512	147,323	191,835	$7.60 - $14.60	$ 8.00

At December 31, 2001 and 2000, options for 56,748 shares and 44,013 shares, respectively, were excercisable. At December 31, 2000, stock options for up to 10,829 shares of Company common stock were available for future grants. At December 31, 2001, all options available under the Incentive Plan had been granted.

13. BENEFIT PLANS (Cont'd.)

The Company, as permitted by Statement No. 123, recognizes compensation cost for stock options granted based on the intrinsic value method instead of the fair value based method. The weighted-average grant-date fair values of the stock options granted during 2001 and 1999, which have exercise prices equal to the market price of the Company's common stock at the grant dates, were estimated using the Black-Scholes option-pricing model. Such fair values and the assumptions used for estimating fair value are as follows:

	Year Ended December 31,	
	2001	1999
Weighted average grant-date fair value per share	$4.72	$2.54
Expected common stock dividend yield	3.29%	3.16%
Expected volatility	38.08%	27.66%
Expected option life	6.5 years	6.5 years
Risk-free interest rate	4.66%	5.36%

Had the Company used the fair value based method, proforma net income and proforma net income per common share would have been as follows:

	Year Ended December 31,	
	2001	2000
Proforma net income	$ 3,016,000	$ 3,223,000
Proforma net income per common share:		
Basic	0.63	0.67
Diluted	0.62	0.67

14. INCOME TAXES

The Bank qualifies as a Savings Institution under the provisions of the Internal Revenue Code and, therefore, must calculate its bad debt deduction using either the experience method or the specific charge off method. Retained earnings at December 31, 2001, include approximately $6.8 million of such bad debt allowance for which federal income taxes have not been provided. If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

14. INCOME TAXES (Cont'd.)

The components of income taxes are summarized as follows:

	Year Ended December 31, 2001	2000
Current tax expense:		
Federal income	$ 1,402,918	$ 1,669,845
State income	123,673	152,379
	1,526,591	1,822,224
Deferred tax expense (benefit):		
Federal income	87,256	(39,021)
State income	7,276	(8,053)
	94,532	(47,074)
	$ 1,621,123	$ 1,775,150

The components of the net deferred income tax asset are as follows:

	December 31, 2001	2000
Deferred tax assets:		
Allowance for loan losses	$ 489,985	$ 488,828
Benefit plans	191,789	225,861
Goodwill	705,718	674,066
Unrealized loss on securities available for sale	-	1,849
Other	12,505	16,745
Total deferred tax assets	1,399,997	1,407,349
Deferred tax liabilities:		
Deferred loan origination fees, net	279,755	184,008
Other	12,138	18,856
Total deferred tax liabilities	291,893	202,864
Net deferred tax asset included in other assets	$ 1,108,104	$ 1,204,485

14. INCOME TAXES (Cont'd.)

The following table presents a reconciliation between the reported income taxes and the income taxes which would be computed by applying the normal federal income tax rate of 34% to income before income taxes:

	Year Ended December 31, 2001	Year Ended December 31, 2000
Federal income tax	$ 1,596,135	$ 1,718,863
Increases (reductions) in taxes resulting from:		
New Jersey state income tax, net of federal income tax effect	86,426	95,255
Other items, net	(61,438)	(38,968)
Effective income tax	$ 1,621,123	$ 1,775,150

15. NET INCOME PER COMMON SHARE

Year Ended December 31, 2001	Net Income	Weighted Average Shares	Per Share Amounts
Basic net income per share	$ 3,073,393	4,768,681	$ 0.64
Effect of dilutive securities:			
Stock options		78,211	
Other		12,675	
Diluted net income per share	$ 3,073,393	4,859,567	$ 0.63

Year Ended December 31, 2000	Net Income	Weighted Average Shares	Per Share Amounts
Basic net income per share	$ 3,280,328	4,808,870	$ 0.68
Effect of dilutive securities:			
Stock options		14,134	
Other		4,726	
Diluted net income per share	$ 3,280,328	4,827,730	$ 0.68

16. COMMITMENTS AND CONTINGENCIES

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments primarily include commitments to extend credit. Such instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contractual amounts of these instruments reflect the extent of involvement the Bank has in those particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

At December 31, 2001 and 2000, the Bank had $5,505,000 and $2,125,000, respectively, in outstanding commitments to originate and purchase loans. The outstanding commitments at December 31, 2001, include $4,171,000 for fixed rate mortgage loans at rates ranging from 6.25% to 6.875%, $350,000 for an adjustable rate mortgage loan with an initial rate of 6.75%, $165,000 for floating rate home equity lines of credit, $454,000 for the purchase of a loan participation, consisting of an adjustable rate loan on which the initial rate will be fixed at funding for fifteen years at 1.60% above the Federal Home Loan Bank CIP advance rate and will adjust on the fifteenth year thereafter, and a $365,000 construction loan with a floating rate.

At December 31, 2001 and 2000, undisbursed funds from approved lines of credit under a homeowners' equity lending program amounted to approximately $9,179,000 and $6,152,000, respectively. Unless they are specifically cancelled by notice from the Bank, these funds represent firm commitments available to the respective borrowers on demand. The interest rate charged for any month on funds disbursed under the program ranges from 0.50% below to 1.75% above the prime rate published in The Wall Street Journal on the last day of the preceding month.

At December 31, 2001 and 2000, undisbursed funds from approved unsecured lines of credit under the Credit Reserve program totalled $141,000 and $114,000, respectively. Funds drawn on these lines are assessed interest at a rate of 15.00%.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but primarily includes commercial and residential real estate.

Rentals under a long-term operating lease for a branch office amounted to approximately $56,000 for each of the years ended December 31, 2001 and 2000. At December 31, 2001, the minimum rental commitment under this noncancellable lease expiring in October, 2003, is $102,000, consisting of $56,000 for 2002 and $46,000 for 2003.

16. COMMITMENTS AND CONTINGENCIES (Cont'd.)

The Bank also has, in the normal course of business, commitments for services and supplies. Management does not anticipate losses on any of these transactions.

The Bank is a party to various litigation which arises primarily in the ordinary course of business. In the opinion of management, the ultimate disposition of such litigation should not have a material effect on the consolidated financial position or operations of the Company.

17. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. Significant estimations were used for the purposes of this disclosure. Estimated fair values have been determined using the best available data and estimation methodology suitable for each category of financial instruments. For those loans and deposits with floating interest rates, it is presumed that estimated fair values generally approximate their recorded book balances. The estimation methodologies used and the estimated fair values and carrying values of financial instruments are set forth below:

Cash and cash equivalents and accrued interest receivable

The carrying amounts for cash and cash equivalents and accrued interest receivable approximate fair value.

Term Deposits

The fair value of term deposits is estimated by discounting future cash flows, using the current rates at which term deposits of similar remaining maturities could be obtained.

Securities

The fair values for securities available for sale, investment securities held to maturity and mortgage-backed securities held to maturity are based on quoted market prices or dealer prices, if available. If quoted market prices or dealer prices are not available, fair value is estimated using quoted market prices or dealer prices for similar securities.

Loans

The fair value of loans is estimated by discounting future cash flows, using the current rates at which similar loans with similar remaining maturities would be made to borrowers with similar credit ratings.

17. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont'd.)

Deposits

For demand, savings and club accounts, fair value is the carrying amount reported in the consolidated financial statements. For certificates of deposit, fair value is estimated by discounting future cash flows, using rates currently offered for deposits of similar remaining maturities.

Borrowed money

Fair value is estimated using rates currently offered for liabilities of similar remaining maturities, or when available, quoted market prices.

Commitments to extend credit

The fair value of credit commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The carrying values and estimated fair values of financial instruments are as follows (in thousands):

	December 31,			
	2001		2000	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets				
Cash and cash equivalents	$ 17,290	$ 17,290	$ 8,878	$ 8,878
Term deposits	200	202	-	-
Securities available for sale	-	-	2,994	2,994
Investment securities held to maturity	33,169	31,375	41,728	39,925
Mortgage-backed securities held to maturity	137,328	139,335	130,628	130,185
Loans receivable	165,936	170,008	164,038	167,854
Accrued interest receivable	1,880	1,880	2,308	2,308
Financial liabilities				
Deposits	240,864	242,826	237,956	238,893
Borrowed money	76,856	76,711	62,290	61,822
Commitments				
Loan origination and purchase	5,505	5,505	2,125	2,125
Unused lines of credit	9,320	9,320	6,266	6,266

17. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont'd.)

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

In addition, fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business, and exclude the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets and liabilities include premises and equipment, real estate owned and advance payments by borrowers for taxes and insurance. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

Finally, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies introduces a greater degree of subjectivity to these estimated fair values.

18. PARENT ONLY FINANCIAL INFORMATION

The following are the condensed financial statements for West Essex Bancorp, Inc. (Parent company only).

STATEMENTS OF CONDITION

	December 31, 2001	December 31, 2000
Assets:		
Cash and due from banks	$ 19,564	$ 16,406
Interest-bearing deposits	359,343	262,629
Securities held to maturity	1,051,829	1,055,428
Loan receivable	1,570,096	3,710,993
Real estate owned	209,000	-
Investment in subsidiaries	47,738,943	44,443,991
Due from subsidiaries	199,252	128,789
Other assets	19,450	4,133
Total assets	$ 51,167,477	$ 49,622,369
Liabilities:		
Other liabilities	$ 252,526	$ 174,357
	252,526	174,357
Stockholders' equity	50,914,951	49,448,012
Total liabilities and stockholders' equity	$ 51,167,477	$ 49,622,369

18. PARENT ONLY FINANCIAL INFORMATION (Cont'd.)

STATEMENTS OF INCOME

	Year Ended December 31,	
	2001	2000
Interest income	$ 292,708	$ 393,371
Gain on real estate owned	-	171,893
Total income	292,708	565,264
Loss on real estate owned	11,924	-
Other non-interest expenses	140,413	147,926
Total non-interest expenses	152,337	147,926
Income before income tax and equity in undistributed earnings of subsidiaries	140,371	417,338
Income tax	48,530	146,164
Income before equity in undistributed earnings of subsidiaries	91,841	271,174
Equity in undistributed earnings of subsidiaries	2,981,552	3,009,154
Net income	$ 3,073,393	$ 3,280,328

18. PARENT ONLY FINANCIAL INFORMATION (Cont'd.)

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2001	2000
Cash flows from operating activities:		
Net income	$ 3,073,393	$ 3,280,328
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Net amortization of premium and discount	3,599	2,479
Equity in undistributed earnings of subsidiaries	(2,981,552)	(3,009,154)
Loss (gain) on sales of real estate owned	11,924	(171,893)
Deferred income taxes	-	69,276
(Increase) decrease in other assets	(15,317)	17,953
Change in due to/from subsidiaries	(12,079)	(1,009,361)
(Decrease) in other liabilities	(6,824)	(26,296)
Net cash provided by (used in) operating activities	73,144	(846,668)
Cash flows from investing activities:		
Decrease in loans receivable from Bank	2,140,897	680,835
Purchase of real estate owned from subsidiary	(240,890)	-
Proceeds from sales of real estate owned	19,966	306,893
Net cash provided by investing activities	1,919,973	987,728
Cash flows from financing activities:		
Purchase of treasury stock	(1,379,425)	(671,391)
Proceeds from sales of treasury stock	294,380	-
Cash dividends paid to stockholders	(808,200)	(574,286)
Net cash (used in) financing activities	(1,893,245)	(1,245,677)
Net increase (decrease) in cash and cash equivalents	99,872	(1,104,617)
Cash and cash equivalents - beginning	279,035	1,383,652
Cash and cash equivalents - ending	$ 378,907	$ 279,035

19. QUARTERLY FINANCIAL DATA (UNAUDITED)

	Quarter Ended			
	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
	(In thousands, except for per share amounts)			
Total interest income	$ 6,129	$ 5,883	$ 5,808	$ 5,645
Total interest expense	3,353	3,272	3,183	2,974
Net interest income	2,776	2,611	2,625	2,671
Provision for loan losses	-	-	-	-
Non-interest income	177	151	163	197
Non-interest expenses	1,714	1,675	1,585	1,703
Income taxes	441	375	392	413
Net income	$ 798	$ 712	$ 811	$ 752
Net income per common share:				
Basic	$ 0.167	$ 0.149	$ 0.171	$ 0.158
Diluted	0.165	0.146	0.167	0.155
Weighted average number of common shares outstanding:				
Basic	4,781	4,780	4,753	4,761
Diluted	4,850	4,863	4,863	4,863

	Quarter Ended			
	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000
	(In thousands, except for per share amounts)			
Total interest income	$ 5,852	$ 6,028	$ 6,088	$ 6,134
Total interest expense	3,067	3,246	3,395	3,486
Net interest income	2,785	2,782	2,693	2,648
Provision for loan losses	-	-	-	-
Non-interest income	147	139	122	140
Non-interest expenses	1,555	1,646	1,599	1,601
Income taxes	497	454	393	431
Net income	$ 880	$ 821	$ 823	$ 756
Net income per common share:				
Basic	$ 0.182	$ 0.170	$ 0.171	$ 0.158
Diluted	0.182	0.170	0.171	0.156
Weighted average number of common shares outstanding:				
Basic	4,824	4,823	4,804	4,785
Diluted	4,824	4,823	4,824	4,840

20. IMPACT OF NEW ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 applies to all business combinations completed after June 30, 2001 and requires the use of the purchase method of accounting. SFAS No. 141 also establishes new criteria for determining whether intangible assets should be recognized separately from goodwill. SFAS No. 142 provides that goodwill and intangible assets with indefinite lives will not be amortized, but rather will be tested for impairment on at least an annual basis. The Company adopted SFAS No. 142 on January 1, 2002. The scope of SFAS No. 142 does not include unidentifiable intangible assets related to acquisitions of banks, savings banks, credit unions, other financial institutions having assets and liabilities of similar type, and branches of such enterprises. Such unidentifiable intangible assets, which include the excess of cost over assets acquired reported by the Company in its consolidated statements of financial condition, will continue to be governed by SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions". The Company does not believe the adoption of SFAS No. 142 will have a material impact on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the impairment of Disposal of Long-Lived Assets." This standard sets forth the accounting for the impairment of long-lived assets, whether they are held and used or are disposed of by sale or other means. It also broadens and modifies the presentation of discontinued operations. The standard will be effective for the Company's fiscal year 2002, although early adoption is permitted, and its provisions are generally to be applied prospectively. The Company does not believe SFAS No. 144 will have a material impact on its consolidated financial statements.

WEST ESSEX BANCORP, INC.

Corporate Headquarters

417 Bloomfield Avenue
Caldwell, New Jersey 07006
(973) 226-7911

Bank Branch Offices

Caldwell
417 Bloomfield Avenue
Caldwell, New Jersey 07006
(973) 226-7911

Montville
267 Changebridge Road
Pine Brook, NJ 07058
(973) 575-7080

Franklin Lakes
574 Franklin Avenue
Franklin Lakes, NJ 07417
(201) 891-5500

Northvale
119 Paris Avenue
Northvale, New Jersey 07647
(201) 768-7800

Old Tappan
207 Old Tappan Road
Old Tappan, NJ 07675
(201) 767-0007

Pleasant Valley Way
487 Pleasant Valley Way
West Orange, NJ 07052
(973) 731-4630

River Vale
653 Westwood Avenue
River Vale, NJ 07675
(201) 664-3700

Tory Corner
216 Main Street
West Orange, NJ 07052
(973) 325-1230

DIRECTORS AND OFFICERS

Directors of West Essex Bancorp, Inc. and West Essex Bank

Leopold W. Montanaro
Chairman of the Board
of West Essex Bancorp, Inc.

William J. Foody
Chairman of the Board
of West Essex Bank
Managing Partner
Crow Holdings

David F. Brandley, Esq.
Partner in the Law Firm of
Brandley & Kleppe

John J. Burke
President
JJ Burke & Associates

S.M. Terry LaCorte
Retired President of
North Jersey Press, Inc.

Everett N. Leonard
Retired Verona Boro Administrator

Principal Officers of West Essex Bancorp, Inc.

Leopold W. Montanaro
President and Chief
Executive Officer

Dennis A. Petrello
Senior Executive Vice President
and Chief Financial Officer

Charles E. Filippo
Executive Vice President

Craig L. Montanaro
Senior Vice President,
Secretary and Treasurer

Principal Officers of West Essex Bank

Leopold W. Montanaro
President and Chief
Executive Officer

Dennis A. Petrello
Senior Executive Vice President
and Chief Financial Officer

Charles E. Filippo
Executive Vice President
and Chief Lending Officer

Craig L. Montanaro
Senior Vice President
and Chief Operating Officer,
Secretary and Treasurer

Michael T. Sferrazza
Vice President and Controller

Lisa A. Mulligan
Vice President and Human Resources
Officer

Donna Duess
Vice President

Dominic L. Tangredi
Vice President and
Compliance Officer

INVESTOR AND CORPORATE INFORMATION

CORPORATE HEADQUARTERS

West Essex Bancorp, Inc.
417 Bloomfield Avenue, Caldwell, New Jersey 07006
(973) 226-7911

Annual Meeting

The annual meeting of shareholders will be held at 10:00 a.m. on May 21, 2002, at the Radisson Hotel, Route 46, Fairfield, New Jersey. Stockholders are encouraged to attend.

Annual Report on Form 10-KSB

A copy of West Essex Bancorp, Inc.'s Annual Report on Form 10-KSB without exhibits is available without charge to stockholders upon written request. Requests should be sent to Mr. Dominic Tangredi, Compliance Officer.

Stock Transfer/Register

Questions regarding the transfer of stock, lost certificates, address changes, account consolidation and cash dividends should be addressed to Registrar and Transfer Company, 10 Commerce, Cranford, New Jersey 07203, phone number (908)241-9880. Allow three weeks for a reply.

Special Counsel

Muldoon Murphy and Faucette LLP, 5101 Wisconsin Avenue, NW, Washington, DC 20016.

Independent Accountants

Radics & Co., LLC, 55 Route 46 East, Pine Brook, New Jersey 07058.

Inquiries

Security analysts, retail brokers and stockholders seeking financial information should contact Dennis A. Petrello, Senior Executive Vice President and Chief Financial Officer. Requests for written materials can be forwarded to the attention of Mr. Dominic Tangredi, Investor Relations Department.

Stock Information

West Essex Bancorp, Inc., is traded on the Nasdaq National Market under the ticker symbol "WEBK." As of December 31, 2001, West Essex Bancorp, Inc. had 4,921,615 shares of common stock outstanding and approximately 384 shareholders of record.

Stock Price and Dividends

The following table discloses the dividends declared and the high and low bids for the Company's common stock on the Nasdaq National Market for each quarterly period indicated.

Quarter ended	Dividends Per Share	High Bid Price	Low Bid Price
December 31, 2001	$ 0.13	$15.80	$ 12.84
September 31, 2001	0.12	14.64	11.84
June 30, 2001	0.12	13.36	10.00
March 31, 2001	0.12	10.40	9.70
December 31, 2000	0.08	9.80	9.10
September 30, 2000	0.08	9.60	7.20
June 30, 2000	0.08	7.45	7.10
March 31, 2000	0.08	7.70	7.00

WEST ESSEX BANCORP, INC.

Corporate Headquarters

417 Bloomfield Avenue
Caldwell, NJ 07006
(973) 226-7911